1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date September 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

DEBT FINANCING TRANSACTION OF OVERSEAS SUBSIDIARY

EXTENSION TO BOCI SUBSCRIPTION DATE

This voluntary announcement is made by Yanzhou Coal Mining Company Limited (the “Company”).

Reference is made to the announcements of the Company dated 17 February 2016 and 1 April 2016 (the “Announcements”) in relation to the participation of Yancoal Australia Limited (“Yancoal Australia”), a subsidiary of the Company, in a debt financing transaction and its financial close. Unless otherwise specified, capitalised terms used herein shall have the same meaning as defined in the Announcements.

Following the Financial Close of Yancoal Australia’s debt financing transaction via the issue of the Bonds by its subsidiary Watagan Mining Company Pty Ltd (i.e. the Bonds Issuer), to Industrial Bank Co. Ltd, BOCI Asia Financial Products Limited (“BOCI”) and United NSW Energy Limited, Yancoal Australia has issued Bonds to the value of US$775 million to date.

As part of the arrangement for the subscription and issue of the Bonds (as disclosed in the announcement of the Company dated 1 April 2016), BOCI was to subscribe for the remaining US$175 million (the “Remaining Amount”) of BOCI’s total proposed subscription of US$375 million by 30 September 2016. The Company has been informed by Yancoal Australia that all parties involved in the transaction have now agreed to extend BOCI’s subscription date in respect of the Remaining Amount by six months to 31 March 2017.

BOCI’s subscription of the Remaining Amount is subject to its obtaining of final credit approval. If such approval is not obtained by 31 March 2017, BOCI’s commitment in respect of the Remaining Amount will be cancelled in full and the total amount raised under the debt financing transaction will be reduced to US$775 million.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 September 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guojun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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